UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d–100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

GigPeak, Inc.

(Name of Subject Company)

Glider Merger Sub, Inc.

(Offeror)

a wholly owned subsidiary of

Integrated Device Technology, Inc.

(Offeror)

(Name of Filing Persons and Offerors)

COMMON STOCK

(Title of Class of Securities)

37517Y103

(CUSIP Number of Class of Securities)

Matthew Brandalise, Esq.

General Counsel and Secretary

Integrated Device Technology, Inc.

6024 Silver Creek Valley Road

San Jose, CA 95138

(408) 284-8200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Mark V. Roeder

Josh Dubofsky

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee
N/A*	N/A*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issue tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Glider Merger Sub, Inc. (the “Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Integrated Device Technology, Inc., a Delaware corporation (“IDT”), to purchase all outstanding shares of common stock, par value $0.001 per share, of GigPeak, Inc., a Delaware corporation (“GigPeak”), to be commenced pursuant to an Agreement and Plan of Merger, dated as of February 13, 2017, by and among IDT, the Purchaser and GigPeak.

The description contained herein is for informational purposes only and is not a recommendation, an offer to buy or the solicitation of an offer to sell any shares of GigPeak’s common stock. The tender offer for the outstanding shares of GigPeak’s common stock described in this report has not commenced. At the time the tender offer is commenced, IDT will file or cause to be filed a Tender Offer Statement on Schedule TO with the SEC and GigPeak will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to GigPeak’s stockholders at no expense to them by the information agent to the tender offer, which will be announced. In addition, all of those materials (and any other documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Letter to GigPeak Customers dated February 15, 2017

Exhibit 99.1

February 15th, 2017

To GigPeak, Inc.’s Valued Customers:

On February 13,2017, Integrated Device Technology, Inc. (“IDT”) announced that it has entered into a definitive agreement to acquire one-hundred percent of the shares of GigPeak, Inc. (“GigPeak”). Under the terms of the agreement, IDT will commence a tender offer to acquire all of the issued and outstanding common stock of GigPeak. The tender offer is anticipated to close during the second calendar quarter of 2017.

Until the contemplated transaction is closed, GigPeak will continue to conduct business as usual. Upon dose of the transaction, IDT looks forward to continuing the success of GigPeak’s product lines.

Should you have any questions in the meantime, please contact Dr. Raluca Dinu, Chief Operating Officer, GigPeak, Inc., at 408-522-3117, or rdinu@gigpeak.com; or Sean Fan, Vice President and General Manager, Computing and Communications Division, Integrated Device Technology, Inc., at (408) 360-5609, or sean.fan@idt.com.

Sincerely,

GigPeak, Inc.	Integrated Device Technology, Inc.

By:	By:

Raluca Dinu	Sean Fan
Chief Operating Officer	Vice President and General Manager
Computing and Communications Division

Integrated Device Technology, Inc. 6024 Silver Creek Valley Road, San Jose, CA 95138 Tel: (408) 284-8200